__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 April 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 April 2005
Number	18/05

BHP BILLITON PRODUCTION REPORT
FOR THE QUARTER ENDED 31 MARCH 2005

BHP Billiton today released its production report for the quarter ended 31 March 2005. Unless otherwise stated, production volumes refer to BHP Billiton share.
  In a strong market environment, year to date production of iron ore, metallurgical coal, manganese ore, manganese alloys, natural gas, aluminium, copper, silver, lead, energy coal and ferrochrome was above the nine months ended March 2004.
  Ramp up of Western Australia Iron Ore operations continues on schedule, with production of 25.8 million tonnes (100% basis) for the quarter.
  Lower oil and condensate production ahead of continued ramp up of the recently commissioned Angostura (Trinidad & Tobago) and Mad Dog (USA) projects.
  First gas production from the newly commissioned Minerva (Australia) field.
  Record quarterly alumina production of 1.1 million tonnes.
  Record quarterly silver and lead production reflecting higher head grades at Cannington (Australia).
  Commissioning of Dendrobium (Australia) in April 2005, eight weeks ahead of schedule.

  Total Petroleum Products - Total production for the March 2005 quarter was 28.5 million barrels of oil equivalent, four per cent lower than the March 2004 quarter and three per cent lower than the December 2004 quarter.

    Oil and Condensate - Production for the March 2005 quarter was 12.3 million barrels, 14 per cent lower than the 14.3 million barrels produced in the March 2004 quarter. Production was lower due to natural field decline in Bass Strait (Australia), Liverpool Bay (UK) and Typhoon/Boris (USA). Production for the quarter was also impacted by higher downtime at Bass Strait and Liverpool Bay, along with the divestment of both Laminaria (Australia) in January 2005 and our producing assets in Bolivia in February 2004. This was partly offset by new production resulting from the commissioning of ROD (Algeria) in October 2004 and Angostura and Mad Dog, both commissioned in January 2005. Production for the March 2005 quarter was one per cent higher than the 12.2 million barrels produced in the December 2004 quarter. New production from Angostura, ROD and Mad Dog and successful infill drilling at Wanaea/Cossack (Australia) was mostly offset by higher downtime at Liverpool Bay and Bass Strait and the divestment of Laminaria.

    Natural Gas - Production for the March 2005 quarter was 82.4 billion cubic feet, eight per cent higher than the 76.5 billion cubic feet produced in the March 2004 quarter. This was primarily due to increased production from North West Shelf LNG (Australia) following the commissioning of the 4th LNG Train in September 2004, along with new production from Minerva following its commissioning in January 2005 and record production at Zamzama reflecting strong demand. This was partially offset by lower demand for Bass Strait gas, higher downtime at Liverpool Bay and natural field decline at Bruce (UK). Production for the March 2005 quarter was six per cent lower than the 87.4 billion cubic feet produced in the December 2004 quarter due to lower demand for Bass Strait gas, higher downtime at Liverpool Bay and North West Shelf LNG and natural field decline in Typhoon/Boris. This was partially offset by new production from Minerva and record production at Zamzama reflecting strong demand.

  Alumina - Production for the March 2005 quarter was a record 1.1 million tonnes, three per cent higher than the March 2004 quarter and five percent higher than the December 2004 quarter. This primarily reflects increased production at Worsley due to the processing of stockpiled hydrate.

  Aluminium - Production for the March 2005 quarter was 332,000 tonnes in line with both the March 2004 and December 2004 quarters. This reflects consistently strong production from all of BHP Billiton's aluminium smelters, in particular Hillside (South Africa) and Mozal (Mozambique).

  Copper - Production for the March 2005 quarter was 249,600 tonnes, four per cent higher than the March 2004 quarter. This mainly reflects increased production at Antamina (Peru) following the return to their normal mine plan after the removal of lakebed sediments was completed in the June 2004 quarter, along with higher mill throughput at Escondida and higher head grades at Cerro Colorado (both Chile). These increases were partly offset by lower production at Tintaya (Peru) due to lower head grades. Production was six per cent lower than the December 2004 quarter due to lower head grades and reduced mill throughput at Escondida and Antamina, and lower head grades at Tintaya.

  Silver - Production for the March 2005 quarter was a record 14.0 million ounces, 16 per cent higher than the March 2004 quarter. This mainly reflects increased mill throughput at Cannington resulting from a debottlenecking program, along with higher head grades. Production was 14 per cent higher than the December 2004 quarter reflecting higher head grades at Cannington.

  Lead - Production for the March 2005 quarter was a record 80,899 tonnes, 14 per cent higher than the March 2004 quarter. This mainly reflects increased mill throughput at Cannington resulting from a debottlenecking program, along with higher head grades. Production was 13 per cent higher than the December 2004 quarter reflecting higher head grades at Cannington.

  Iron Ore - Production for the March 2005 quarter was 24.0 million tonnes, 14 per cent higher than the March 2004 quarter. The increase reflects additional capacity following the completion of several expansion projects at Western Australia Iron Ore underpinned by continuing strong customer demand. Production was four per cent lower than the December 2004 quarter. Western Australia Iron Ore production is in line with the expected ramp up of expansion projects.

  Metallurgical Coal - Production for the March 2005 quarter was 8.9 million tonnes, five per cent higher than the March 2004 quarter. This primarily reflects improved operating performance at Illawarra Coal (Australia), along with increased production at Queensland Coal (Australia) underpinned by strong customer demand. Production was seven per cent lower than the December 2004 quarter primarily reflecting lower production at Queensland Coal due to the depletion of reserves at Riverside and scheduled maintenance at Peak Downs. This was partially offset by the improved operating performance at Illawarra Coal.

  Manganese ore - Ore production for the March 2005 quarter was 1.3 million tonnes, in line with the March 2004 quarter. Production was five per cent lower than the December 2004 quarter due to scheduled maintenance shutdowns in South Africa and seasonal conditions at Gemco (Australia).

  Manganese alloys - Production for the March 2005 quarter was 197,000 tonnes, 10 per cent higher than the March 2004 quarter. This primarily reflects improved operating performance at Metalloys (South Africa). Production was five per cent lower than the December 2004 quarter primarily reflecting changes to product mix at Temco (Australia).

  Diamonds - Production of 802,000 carats at Ekati (Canada) was 21 per cent lower than the March 2004 quarter and eight per cent lower than the December 2004 quarter. This primarily reflects processing of lower grade ore in the current quarter.

  Energy Coal - Production for the March 2005 quarter of 20.1 million tonnes was six per cent lower than both the March 2004 and December 2004 quarters. This primarily reflects lower domestic production at Ingwe (South Africa) as a result of product mix optimisation to improve export tonnages, along with lower production at New Mexico Coal (USA) due to a longwall move at San Juan underground. Hunter Valley Coal (Australia) achieved record export sales during the quarter reflecting the ramp up of the Mount Arthur North expansion.

  Nickel - Production for the March 2005 quarter was 20,800 tonnes, in line with the March 2004 quarter. Record production at Cerro Matoso due to improved plant utilisation was offset by lower production at Yabulu (Australia) as a result of scheduled down time in the current quarter along with increased conversion of work in process inventories to finished goods in the March 2004 quarter. Production was six per cent higher than the December 2004 quarter reflecting improved plant utilisation at Cerro Matoso.

  Ferrochrome - Production for the March 2005 quarter was 240,000 tonnes, 10 per cent lower than the March 2004 quarter and 11 per cent lower than the December 2004 quarter. This primarily reflects a maintenance shutdown at Wonderkop JV (South Africa).

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tel: +1 713 599 6100 or +44 (0)20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			NINE MONTHS ENDED		% CHANGE
							MAR Q05	MAR Q05	YTD 05
		MARCH	DEC	MARCH	MARCH	MARCH	vs	vs	vs
		2004	2004	2005	2005	2004	MAR Q04	DEC Q04	YTD 04
PETROLEUM
Crude oil & condensate	('000 bbl)	14,341	12,190	12,345	36,901	44,730	-14%	1%	-18%
Natural gas	(bcf)	76.47	87.35	82.35	246.89	239.23	8%	-6%	3%
LPG	('000 tonnes)	217.83	216.07	199.29	646.39	617.67	-9%	-8%	5%
Ethane	('000 tonnes)	16.59	27.20	23.61	78.56	69.16	42%	-13%	14%
Total Petroleum Products	(million boe)	29.78	29.38	28.49	85.90	92.15	-4%	-3%	-7%

ALUMINIUM
Alumina	('000 tonnes)	1,062	1,036	1,092	3,128	3,165	3%	5%	-1%
Aluminium	('000 tonnes)	333	338	332	1,009	923	0%	-2%	9%

BASE METALS
Copper	('000 tonnes)	240.6	265.8	249.6	764.2	681.8	4%	-6%	12%
Lead	(tonnes)	70,838	71,509	80,899	217,318	185,413	14%	13%	17%
Zinc	(tonnes)	35,194	20,918	32,388	77,157	130,200	-8%	55%	-41%
Gold	(ounces)	33,364	31,247	32,152	93,531	94,619	-4%	3%	-1%
Silver	('000 ounces)	12,064	12,353	14,044	38,165	32,640	16%	14%	17%
Molybdenum	(tonnes)	81	560	431	1,314	696	430%	-23%	89%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	21,085	24,916	23,988	71,449	63,683	14%	-4%	12%
Metallurgical coal	('000 tonnes)	8,532	9,629	8,938	27,844	26,076	5%	-7%	7%
Manganese ores	('000 tonnes)	1,264	1,361	1,297	4,037	3,616	3%	-5%	12%
Manganese alloys	('000 tonnes)	179	207	197	599	509	10%	-5%	18%
Hot briquetted iron	('000 tonnes)	399	-	-	-	1,422	-100%	0%	-100%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,015	872	802	2,660	4,271	-21%	-8%	-38%

ENERGY COAL
Energy coal	('000 tonnes)	21,279	21,389	20,079	64,713	62,391	-6%	-6%	4%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	21.2	19.7	20.8	60.1	61.8	-2%	6%	-3%
Ferrochrome	('000 tonnes)	266	271	240	776	762	-10%	-11%	2%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					NINE MONTHS ENDED
	BHP Billiton	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	Interest	2004	2004	2004	2004	2005	2005	2004
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	14,341	13,297	12,366	12,190	12,345	36,901	44,730
Natural gas	(bcf)	76.47	85.11	77.19	87.35	82.35	246.89	239.23
LPG	('000 tonnes)	217.83	235.86	231.03	216.07	199.29	646.39	617.67
Ethane	('000 tonnes)	16.59	25.14	27.75	27.20	23.61	78.56	69.16
Total Petroleum Products	(million boe)	29.78	30.32	28.03	29.38	28.49	85.90	92.15

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	704	696	663	686	746	2,095	2,103
Suriname	45%	228	233	223	222	220	665	685
Alumar	36%	130	130	114	128	126	368	377
Total		1,062	1,059	1,000	1,036	1,092	3,128	3,165

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	169	167	173	171	169	513	455
Bayside	100%	45	46	46	46	45	137	138
Alumar	46.3%	44	45	44	45	43	132	111
Valesul	45.5%	11	11	11	11	10	32	33
Mozal	47%	64	64	65	65	65	195	186
Total		333	333	339	338	332	1,009	923

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	130.8	159.1	142.5	146.3	135.4	424.2	355.8
Tintaya	100%	22.9	19.6	14.6	22.1	20.7	57.4	37.9
Antamina	33.8%	24.6	29.9	29.9	33.4	29.9	93.2	62.0
Highland Valley Copper (b)	33.6%	-	-	-	-	-	-	28.3
Selbaie (c)	100%	0.8	-	-	-	-	-	4.1
Total		179.1	208.6	187.0	201.8	186.0	574.8	488.1

Cathode ('000 tonnes)
Escondida	57.5%	21.7	21.8	21.9	22.2	21.8	65.9	64.9
Cerro Colorado	100%	28.1	31.3	28.3	30.4	29.8	88.5	94.2
Tintaya	100%	9.3	8.7	9.3	9.1	9.6	28.0	27.3
Pinto Valley	100%	2.4	2.2	2.3	2.3	2.4	7.0	7.3
Total		61.5	64.0	61.8	64.0	63.6	189.4	193.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	70,838	64,472	64,910	71,509	80,899	217,318	185,413
Total		70,838	64,472	64,910	71,509	80,899	217,318	185,413

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	13,589	13,493	10,968	13,956	15,241	40,165	40,131
Antamina	33.8%	19,099	15,545	12,883	6,962	17,147	36,992	74,058
Selbaie (c)	100%	2,506	-	-	-	-	-	16,011
Total		35,194	29,038	23,851	20,918	32,388	77,157	130,200

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	27,942	26,044	25,370	24,475	25,987	75,832	77,791
Tintaya	100%	4,009	5,101	4,762	6,772	6,165	17,699	6,667
Selbaie (c)	100%	1,413	-	-	-	-	-	7,970
Highland Valley Copper (b)	33.6%	-	-	-	-	-	-	2,191
Total		33,364	31,145	30,132	31,247	32,152	93,531	94,619

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	10,485	9,471	10,339	11,025	12,383	33,747	27,949
Escondida	57.5%	614	720	604	639	650	1,893	1,725
Antamina	33.8%	588	662	692	503	830	2,025	1,517
Tintaya	100%	239	200	134	186	181	500	409
Highland Valley Copper (b)	33.6%	-	-	-	-	-	-	323
Selbaie (c)	100%	138	-	-	-	-	-	717
Total		12,064	11,053	11,769	12,353	14,044	38,165	32,640

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	81	240	323	560	431	1,314	126
Highland Valley Copper (b)	33.6%	-	-	-	-	-	-	570
Total		81	240	323	560	431	1,314	696

CARBON STEEL MATERIALS
IRON ORE (d)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,031	5,084	6,157	6,611	6,475	19,243	19,377
Goldsworthy Joint Venture	85%	1,348	1,386	1,038	1,037	1,017	3,092	4,458
Area C Joint Venture	85%	1,768	2,519	2,990	4,358	4,451	11,799	3,157
Yandi Joint Venture	85%	8,429	8,046	8,767	9,238	8,713	26,718	26,113
Jimblebar	100%	1,647	1,566	1,675	1,622	1,509	4,806	4,789
Samarco	50%	1,862	1,936	1,918	2,050	1,823	5,791	5,789
Total		21,085	20,537	22,545	24,916	23,988	71,449	63,683

METALLURGICAL COAL (e)
Production ('000 tonnes)
BMA	50%	5,263	6,285	6,231	6,184	5,959	18,374	16,249
BHP Mitsui Coal (f)	80%	1,811	1,653	1,748	1,822	1,205	4,775	5,328
Illawarra	100%	1,458	1,346	1,298	1,623	1,774	4,695	4,499
Total		8,532	9,284	9,277	9,629	8,938	27,844	26,076

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (g)	60%	604	647	632	639	606	1,877	1,855
Australia (g)	60%	660	690	747	722	691	2,160	1,761
Total		1,264	1,337	1,379	1,361	1,297	4,037	3,616

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (g)	60%	116	131	121	136	137	394	331
Australia (g)	60%	63	72	74	71	60	205	178
Total		179	203	195	207	197	599	509

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (h)	100%	399	294	-	-	-	-	1,422

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,015	1,211	986	872	802	2,660	4,271

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,231	13,768	14,588	13,745	12,769	41,102	40,485
USA	100%	3,687	3,154	3,899	3,731	3,169	10,799	10,076
Australia	100%	2,318	2,590	2,595	2,189	2,258	7,042	6,128
Colombia	33%	2,043	1,982	2,163	1,724	1,883	5,770	5,702
Total		21,279	21,494	23,245	21,389	20,079	64,713	62,391

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.5	12.0	11.9	12.4	13.3	37.6	37.1
Yabulu	100%	8.7	7.9	7.7	7.3	7.5	22.5	24.7
Total		21.2	19.9	19.6	19.7	20.8	60.1	61.8

FERROCHROME
Saleable production ('000 tonnes)
South Africa (g)	60%	266	264	265	271	240	776	762

(a) Metal production is reported on the basis of payable metal.
(b) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(c) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(h) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					NINE MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2004	2004	2004	2004	2005	2005	2004
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,174	4,641	4,835	4,226	3,754	12,815	16,379
Minerva (a)	-	-	-	-	21	21	-
North West Shelf - condensate	1,352	1,367	1,330	1,274	1,305	3,909	4,047
North West Shelf - Wanaea/Cossack	1,519	1,357	1,475	1,272	1,535	4,282	4,798
Laminaria (b)	928	803	597	472	84	1,153	3,045
Griffin	380	585	414	473	403	1,290	1,685
Pakistan	50	49	50	54	58	162	156
Typhoon/Boris	1,457	1,462	1,461	1,290	907	3,658	4,276
Mad Dog (a)	-	-	-	-	251	251	-
Other Americas	332	213	181	180	160	521	1,526
Angostura (a)	-	-	-	-	799	799	-
Liverpool Bay	1,926	1,788	1,344	1,858	1,289	4,491	6,311
Bruce/Keith	423	388	121	321	290	732	1,263
Ohanet	800	644	558	432	589	1,579	1,244
ROD (c)	-	-	-	338	900	1,238	-
Total	14,341	13,297	12,366	12,190	12,345	36,901	44,730

NATURAL GAS (billion cubic feet)
Bass Strait	24.95	34.62	35.61	27.44	20.71	83.76	81.85
Minerva (a)	-	-	-	-	6.63	6.63	-
North West Shelf - Domestic	3.91	3.76	3.50	3.51	3.64	10.65	11.85
North West Shelf - LNG	13.74	15.43	17.78	22.36	20.81	60.95	45.41
Griffin	0.44	0.67	0.68	0.71	0.54	1.93	2.30
Moranbah Coal Bed Methane (d)	-	-	-	0.53	1.07	1.60	-
Illawarra Coal Bed Methane (e)	-	-	1.34	1.65	1.39	4.38	-
Pakistan	7.51	7.10	7.69	7.87	8.88	24.44	23.20
Typhoon/Boris	2.14	2.13	2.32	2.53	1.32	6.17	6.13
Mad Dog (a)	-	-	-	-	0.03	0.03	-
Other Americas	2.60	2.75	1.99	2.05	1.76	5.80	9.58
Bruce/Keith	9.44	8.49	2.26	7.39	7.22	16.87	26.92
Liverpool Bay	11.74	10.16	4.02	11.31	8.35	23.68	31.99
Total	76.47	85.11	77.19	87.35	82.35	246.89	239.23

LPG ('000 tonnes)
Bass Strait	111.26	136.52	145.85	127.70	108.56	382.11	391.47
North West Shelf	29.59	32.95	34.66	29.43	32.28	96.37	91.91
Bruce/Keith	19.22	19.27	6.93	18.65	17.85	43.43	52.17
Ohanet	57.76	47.12	43.59	40.29	40.60	124.48	82.12
Total	217.83	235.86	231.03	216.07	199.29	646.39	617.67

ETHANE ('000 tonnes)	16.59	25.14	27.75	27.20	23.61	78.56	69.16

TOTAL PETROLEUM PRODUCTS	29.78	30.32	28.03	29.38	28.49	85.90	92.15
(million barrels of oil equivalent) (f)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) ROD commenced production in October 2004.
(d) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(e) Illawarra Coal Bed Methane production was first reported in December 2004.
(f) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					NINE MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2004	2004	2004	2004	2005	2005	2004
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	704	696	663	686	746	2,095	2,103
Paranam, Suriname	228	233	223	222	220	665	685
Alumar, Brazil	130	130	114	128	126	368	377
Total	1,062	1,059	1,000	1,036	1,092	3,128	3,165

Sales
Worsley, Australia	652	732	667	681	734	2,082	2,089
Paranam, Suriname	233	214	239	221	210	670	704
Alumar, Brazil	144	111	129	131	118	378	392
Total	1,029	1,057	1,035	1,033	1,062	3,130	3,185

ALUMINIUM
Production
Hillside, South Africa	169	167	173	171	169	513	455
Bayside, South Africa	45	46	46	46	45	137	138
Alumar, Brazil	44	45	44	45	43	132	111
Valesul, Brazil	11	11	11	11	10	32	33
Mozal, Mozambique	64	64	65	65	65	195	186
Total	333	333	339	338	332	1,009	923

Sales
Hillside, South Africa	176	171	155	189	153	497	455
Bayside, South Africa	49	45	45	41	39	125	138
Alumar, Brazil	39	55	43	44	43	130	102
Valesul, Brazil	11	12	12	11	11	34	34
Mozal, Mozambique	78	56	59	69	62	190	179
Total	353	339	314	354	308	976	908

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					NINE MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2004	2004	2004	2004	2005	2005	2004
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	83,640	95,757	100,466	97,512	90,838	288,816	235,891
Sulphide ore milled (100%)	('000 tonnes)	19,620	21,197	20,637	20,926	19,913	61,476	56,807
Average copper grade	(%)	1.48%	1.61%	1.47%	1.47%	1.41%	1.45%	1.38%
Production ex Mill (100%)	('000 tonnes)	239.6	284.2	256.8	265.1	241.1	763.0	644.9

Production
Payable copper	('000 tonnes)	130.8	159.1	142.5	146.3	135.4	424.2	355.8
Payable gold concentrate	(fine ounces)	27,942	26,044	25,370	24,475	25,987	75,832	77,791
Copper cathode (SXEW)	('000 tonnes)	21.7	21.8	21.9	22.2	21.8	65.9	64.9
Payable silver concentrate	('000 ounces)	614	720	604	639	650	1,893	1,725

Sales
Payable copper	('000 tonnes)	127.3	150.4	140.0	148.3	137.1	425.4	358.3
Payable gold concentrate	(fine ounces)	28,545	24,874	24,732	25,462	27,882	78,076	80,864
Copper cathode (SXEW)	('000 tonnes)	26.2	21.3	22.7	22.7	18.6	64.0	68.1
Payable silver concentrate	('000 ounces)	612	683	582	690	712	1,984	1,820

Tintaya, Peru
Material mined	('000 tonnes)	17,206	17,944	18,676	17,486	17,575	53,737	38,807
Ore milled	('000 tonnes)	1,609	1,616	1,621	1,564	1,560	4,745	3,017
Average copper grade	(%)	1.61%	1.45%	1.14%	1.64%	1.56%	1.44%	1.50%

Production
Payable copper	('000 tonnes)	22.9	19.6	14.6	22.1	20.7	57.4	37.9
Payable gold concentrate	(fine ounces)	4,009	5,101	4,762	6,772	6,165	17,699	6,667
Copper cathode (SXEW)	('000 tonnes)	9.3	8.7	9.3	9.1	9.6	28.0	27.3
Payable silver concentrate	('000 ounces)	239	200	134	186	181	500	409

Sales
Payable copper	('000 tonnes)	23.1	20.6	5.7	25.9	23.3	54.9	33.7
Payable gold concentrate	(fine ounces)	4,372	4,100	1,219	8,491	7,593	17,303	7,458
Copper cathode (SXEW)	('000 tonnes)	8.2	8.4	10.4	8.1	9.2	27.7	25.8
Payable silver concentrate	('000 ounces)	240	226	64	234	193	491	340

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,199	16,697	17,554	16,378	16,856	50,788	56,386
Ore milled	('000 tonnes)	3,700	4,330	4,232	4,362	3,865	12,459	12,451
Average copper grade	(%)	0.92%	0.90%	0.87%	0.91%	1.00%	0.92%	0.97%

Production
Copper cathode	('000 tonnes)	28.1	31.3	28.3	30.4	29.8	88.5	94.2

Sales
Copper cathode	('000 tonnes)	27.8	35.5	28.9	28.2	32.5	89.6	91.9

Antamina, Peru
Material mined (100%)	('000 tonnes)	28,588	36,035	33,177	33,201	30,808	97,186	87,236
Ore milled (100%)	('000 tonnes)	6,954	8,205	8,069	8,027	7,072	23,168	20,245
Average head grades
- Copper	(%)	1.26%	1.37%	1.26%	1.45%	1.41%	1.37%	1.20%
- Zinc	(%)	1.48%	0.97%	1.02%	0.47%	1.16%	0.87%	1.79%

Production
Payable copper	('000 tonnes)	24.6	29.9	29.9	33.4	29.9	93.2	62.0
Payable zinc	(tonnes)	19,099	15,545	12,883	6,962	17,147	36,992	74,058
Payable silver	('000 ounces)	588	662	692	503	830	2,025	1,517
Payable molybdenum	(tonnes)	81	240	323	560	431	1,314	126

Sales
Payable copper	('000 tonnes)	20.2	26.4	32.1	32.2	30.0	94.3	61.4
Payable zinc	(tonnes)	14,219	19,931	13,617	4,185	18,293	36,095	67,928
Payable silver	('000 ounces)	423	655	624	632	718	1,974	1,334
Payable molybdenum	(tonnes)	43	110	160	300	592	1,052	87

Cannington, Australia
Material mined	('000 tonnes)	729	681	828	844	885	2,557	2,065
Ore milled	('000 tonnes)	698	724	730	825	788	2,343	1,885
Average head grades
- Silver	(g/t)	539	486	504	500	571	525	533
- Lead	(%)	11.4%	10.8%	10.3%	10.0%	11.9%	10.7%	11.1%
- Zinc	(%)	3.5%	3.4%	3.1%	3.0%	3.5%	3.2%	3.6%

Production
Payable silver	('000 ounces)	10,485	9,471	10,339	11,025	12,383	33,747	27,949
Payable lead	(tonnes)	70,838	64,472	64,910	71,509	80,899	217,318	185,413
Payable zinc	(tonnes)	13,589	13,493	10,968	13,956	15,241	40,165	40,131

Sales
Payable silver	('000 ounces)	8,569	12,583	9,266	9,006	13,514	31,786	26,050
Payable lead	(tonnes)	56,259	84,315	62,774	57,286	88,237	208,297	169,659
Payable zinc	(tonnes)	12,790	13,410	12,170	9,146	18,628	39,944	44,456

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.4	2.2	2.3	2.3	2.4	7.0	7.3

Sales
Copper cathode (SXEW)	('000 tonnes)	2.3	2.3	1.5	1.8	2.8	6.1	7.2

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					NINE MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2004	2004	2004	2004	2005	2005	2004
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,031	5,084	6,157	6,611	6,475	19,243	19,377
Goldsworthy Joint Venture	1,348	1,386	1,038	1,037	1,017	3,092	4,458
Area C Joint Venture	1,768	2,519	2,990	4,358	4,451	11,799	3,157
Yandi Joint Venture	8,429	8,046	8,767	9,238	8,713	26,718	26,113
Jimblebar	1,647	1,566	1,675	1,622	1,509	4,806	4,789
Total (BHP Billiton share)	19,223	18,601	20,627	22,866	22,165	65,658	57,894
Total production (100%)	22,326	21,608	23,971	26,615	25,810	76,396	67,266

Shipments
Lump	5,402	5,064	5,530	6,084	5,784	17,398	15,469
Fines	13,181	14,067	14,544	16,052	16,086	46,682	40,483
Total (BHP Billiton share)	18,583	19,131	20,074	22,136	21,870	64,080	55,952
Total shipments (100%)	21,862	22,507	23,617	26,042	25,729	75,389	65,827

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,862	1,936	1,918	2,050	1,823	5,791	5,789

Shipments	1,918	1,994	1,976	2,142	1,768	5,886	5,817

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,508	1,864	1,638	1,709	1,615	4,962	4,667
Goonyella	1,019	935	1,112	1,254	1,355	3,721	2,842
Peak Downs	881	1,223	1,198	1,164	842	3,204	2,889
Saraji	703	806	809	812	752	2,373	2,105
Norwich Park	556	682	700	680	664	2,044	1,662
Gregory Joint Venture	596	775	774	565	731	2,070	2,084
BMA total	5,263	6,285	6,231	6,184	5,959	18,374	16,249

BHP Mitsui Coal (b)
Riverside	967	575	910	951	480	2,341	2,748
South Walker Creek	844	1,078	838	871	725	2,434	2,580
BHP Mitsui Coal total	1,811	1,653	1,748	1,822	1,205	4,775	5,328
Queensland total	7,074	7,938	7,979	8,006	7,164	23,149	21,577

Shipments
Coking coal	5,116	4,777	5,188	5,801	5,440	16,429	15,212
Weak coking coal	1,585	1,569	1,665	1,722	1,609	4,996	4,851
Thermal coal	803	756	743	527	632	1,902	2,591
Total	7,504	7,102	7,596	8,050	7,681	23,327	22,654

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,458	1,346	1,298	1,623	1,774	4,695	4,499

Shipments
Coking coal	1,359	1,215	1,097	1,610	1,447	4,154	4,165
Thermal coal	134	114	82	144	93	319	272
Total	1,493	1,329	1,179	1,754	1,540	4,473	4,437

MANGANESE ORES
South Africa
Saleable production (a)	604	647	632	639	606	1,877	1,855

Australia
Saleable production (a)	660	690	747	722	691	2,160	1,761

MANGANESE ALLOYS
South Africa
Saleable production (a)	116	131	121	136	137	394	331

Australia
Saleable production (a)	63	72	74	71	60	205	178

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production (b)	399	294	-	-	-	-	1,422

Shipments	436	318	-	-	-	-	1,441

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					NINE MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2004	2004	2004	2004	2005	2005	2004
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,052	1,207	1,184	1,094	1,101	3,379	3,239

Production	('000 carats)	1,015	1,211	986	872	802	2,660	4,271

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					NINE MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2004	2004	2004	2004	2005	2005	2004
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,231	13,768	14,588	13,745	12,769	41,102	40,485

Sales
Export	5,354	4,830	5,551	4,750	5,082	15,383	16,128
Local utility	7,579	8,426	8,546	8,106	7,069	23,721	23,495
Inland	330	361	383	308	353	1,044	994
Total	13,263	13,617	14,480	13,164	12,504	40,148	40,617

New Mexico, USA
Production
Navajo Coal	1,709	1,714	2,083	1,765	2,008	5,856	5,502
San Juan Coal	1,978	1,440	1,816	1,966	1,161	4,943	4,574
Total	3,687	3,154	3,899	3,731	3,169	10,799	10,076

Sales - local utility	3,213	3,353	3,897	3,739	3,447	11,083	10,253

Hunter Valley, Australia
Production	2,318	2,590	2,595	2,189	2,258	7,042	6,128

Sales
Export	1,729	1,734	1,440	1,201	1,866	4,507	3,542
Inland	1,044	958	1,220	595	872	2,687	2,550
Total	2,773	2,692	2,660	1,796	2,738	7,194	6,092

Cerrejon Coal, Colombia
Production	2,043	1,982	2,163	1,724	1,883	5,770	5,702

Sales - export	1,828	2,283	2,166	1,954	1,927	6,047	5,793

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					NINE MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2004	2004	2004	2004	2005	2005	2004
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.5	12.0	11.9	12.4	13.3	37.6	37.1

Sales	11.2	12.8	10.6	13.3	13.4	37.3	35.4

Yabulu, Australia
Production
Nickel	8.7	7.9	7.7	7.3	7.5	22.5	24.7
Cobalt	0.5	0.5	0.5	0.4	0.5	1.4	1.4

Sales
Nickel	8.0	7.9	7.7	7.8	7.7	23.2	24.2
Cobalt	0.5	0.4	0.4	0.5	0.3	1.2	1.4

FERROCHROME
South Africa
Saleable production (a)	266	264	265	271	240	776	762

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 28 April 2005